東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2 chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2008 NOV 21 A 7:00

[redacted]

08005947

November 17, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Brief Explanation of Second Quarterly Securities Report for the 33rd Business Year dated November 13, 2008

Thank you very much for your attention.

Yours truly,

PROCESSED
NOV 25 2008
THOMSON REUTERS

Seishi Ikeda
Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

11/21

RECEIVED

2008 NOV 21 A 7:00

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File No. 82-5233

Brief Explanation of Second Quarterly Securities Report
for the 33rd Business Year dated November 13, 2008

This information is Quarterly Securities Report, so-called *Shihanki Hokokusho,* which should be submitted by the reporting company whose shares are typically listed on the stock change in Japan to the relevant finance bureau no later than 45 days after the end of each fiscal year pursuant to Article 24-4-7(1) of the Financial Instruments and Exchange Law of Japan. The purpose of this disclosure requirement is for investors to make proper and accurate judgment on the financial conditions and business performances of the reporting company.

The Quarterly Securities Report includes financial statements for the relevant fiscal year and other certain information which may be material to an investment decision.

The Second Quarterly Securities Report of BELLUNA CO., LTD. (the "Company") states the following information:

- As of September 30, 2008, the Company has eleven consolidated subsidiaries. For the second quarter of the fiscal year ending March 31, 2009, total consolidated net sales amounted to ¥23,532 million. For the first half of the fiscal year ending March 31, 2009, total consolidated net sales amounted to ¥54,646 million.
- For the second quarter of the fiscal year ending March 31, 2009, consolidated operating loss amounted to ¥139 million. For the first half of the fiscal year ending March 31, 2009, consolidated operating income amounted to ¥2,652 million.
- For the second quarter of the fiscal year ending March 31, 2009, consolidated net loss amounted to ¥998 million. For the first half of the fiscal year ending March 31, 2009, consolidated net income amounted to ¥443 million.
- The Company mainly engaged in mail order sales business.
- As of September 30, 2008, the number of regular employees on a consolidated basis is totally 1,229.
- The consolidated total net assets of the Company was ¥64,061 million as of September 30, 2008.

- End -

END